May 20, 2025

Melanie Figueroa
Chief Executive Officer
NMP Acquisition Corp.
555 Bryant Street, No. 590
Palo Alto, CA 94301

       Re: NMP Acquisition Corp.
           Registration Statement on Form S-1
           Filed May 6, 2025
           File No. 333-286985
Dear Melanie Figueroa:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed on May 6, 2025
Note 2 - Summary of Significant Accounting Policies
Recent Accounting Standards, page F-13

1. We note your disclosure that the Company reported its operations as a single reportable segment thus the new guidance in ASU 2023-07 does not affect your disclosures. Please note that the disclosure requirements in ASC 280 - Segment
       Reporting applies to all public entities including those that have a single reportable segment. Please revise your financial statements to include the required disclosures.
       Refer to ASC 280-10-50-20.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 20, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-
3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Blake Baron, Esq